**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 02, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)

South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __                    **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __                    **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                    **No X**

Enclosure: Press release: **DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR AND COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

# NEWS RELEASE

**DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED**

In terms of paragraph 3.63 of the JSE Limited Listings Requirements (JSE Listings Requirements), AngloGold Ashanti gives notice that an executive director and the company secretary have dealt in ordinary shares of the Company, after having received clearance to do so in terms of paragraph 3.66 of the JSE Listings Requirements.  The transactions were pursuant to a Co-Investment Plan (CIP) for the Company's executives.

In terms of the CIP, executives are allowed to apply up to 50% of their after-tax cash bonus to purchase AngloGold Ashanti ordinary shares.  The Company then matches their investment at 150% through an on-market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The executive director opted to participate in the CIP in 2018.  This being the second anniversary of the date on which the executive director purchased the shares in 2018, the Company has purchased and allocated matching shares to the executive director as detailed below:

| | |
|---|---|
| Name of executive director | Christine Ramon |
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 27 February 2020 |
| Nature of transaction | On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the second tranche |
| Class of security | Ordinary shares |
| Number of shares purchased | 8,475 |
| Purchase price per share | R327.9995 |
| Value of transaction (excluding brokerage and other fees) | R2,779,795.76 |
| Extent of interest | Direct beneficial |
| Prior clearance to deal | Obtained |

Related taxes have been paid by the executive director by selling a portion of the shares allocated to the executive director by the Company as detailed below:

**SHARES SOLD TO SETTLE TAX COSTS**

| | |
|---|---|
| Name of executive director | Christine Ramon |
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 28 February 2020 |

| | |
|---|---|
| Nature of transaction | On-market sale of shares to fund tax liability in relation to costs incurred in CIP |
| Class of security | Ordinary shares |
| Number of shares sold | 3,857 |
| Selling price per share | R290.278 |
| Value of transaction (excluding brokerage and other fees) | R1,119,602.25 |
| Extent of interest | Direct, beneficial |
| Prior clearance to deal | Obtained |

The company secretary opted to participate in the CIP in 2018. This being the second anniversary of the date on which the company secretary purchased the shares in 2018, the Company has purchased and allocated matching shares to the company secretary as detailed below:

| | |
|---|---|
| Name of officer | Maria Sanz Perez |
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 27 February 2020 |
| Nature of transaction | On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the second tranche |
| Class of security | Ordinary shares |
| Number of shares | 5,742 |
| Purchase price per share | R327.9995 |
| Value of transaction (excluding brokerage and other fees) | R1,883,373.13 |
| Extent of interest | Direct Beneficial |
| Prior clearance to deal | Obtained |

Related taxes have been paid by the company secretary by selling a portion of the shares allocated to the company secretary by the Company as detailed below:

**SHARES SOLD TO SETTLE TAX COSTS**

| | |
|---|---|
| Name of executive director | Maria Sanz Perez |
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 28 February 2020 |
| Nature of transaction | On-market sale of shares to fund tax liability in relation to costs incurred in CIP |
| Class of security | Ordinary shares |
| Number of shares sold | 2,613 |
| Selling price per share | R290.278 |
| Value of transaction (excluding brokerage and other fees) | R758,496.41 |
| Extent of interest | Direct, beneficial |
| Prior clearance to deal | Obtained |

**ENDS**

2 March 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited


<u>**CONTACTS**</u>

<u>**Media**</u>

| | | |
|---|---|---|
| **Chris Nthite** | **+27 11 637 6388/+27 83 301 2481** | cnthite@anglogoldashanti.com |
| **General inquiries** | | media@anglogoldashanti.com |


<u>**Investors**</u>

| | | |
|---|---|---|
| **Sabrina Brockman** | **+1 646 880 4526/ +1 646 379 2555** | sbrockman@anglogoldashanti.com |
| **Yatish Chowthee** | **+27 11 637 6273 / +27 78 364 2080** | yrchowthee@anglogoldashanti.com |
| **Fundisa Mgidi** | **+27 11 6376763 / +27 82 821 5322** | fmgidi@anglogoldashanti.com |


Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 02, 2020

| | |
|---|---|
| By: | /s/ M E SANZ PEREZ |
| Name: | M E Sanz Perez |
| Title: | EVP: Group Legal, Commercial & Governance |